Exhibit (a)(1)(J)
FOR IMMEDIATE RELEASE
Vector Capital Extends Tender Offer for SafeNet to April 11, 2007
Preliminary Results of Tender Offer at Approximately 78% of Outstanding Shares
SAN FRANCISCO—April 09, 2007— Stealth Acquisition Corp., a subsidiary of Vector Capital, announced today that it has extended its previously announced cash tender offer for all of the outstanding shares of common stock of SafeNet, Inc. (NASDAQ: SFNT) until 8:00 p.m. EDT on Wednesday, April 11, 2007.
Based on preliminary information provided by Computershare, the Depositary for the tender offer, as of 12:00 Midnight, New York City time, on Friday, April 6, 2007, approximately 15,342,168 shares have been validly tendered and not properly withdrawn from the tender offer, and notices of guaranteed delivery with respect to an additional 1,368,316 shares have been submitted. The shares tendered, together with the shares subject to the notices of guaranteed delivery, represent in the aggregate approximately 78% of the outstanding shares.
Stealth Acquisition Corp. is extending the tender offer to allow the shares submitted through the guaranteed delivery procedures to be delivered and to allow additional shares to be tendered. The offer price and all other terms and conditions of the tender offer remain the same, as set forth in the tender offer materials disseminated by Stealth Acquisition Corp., including the condition that there be validly tendered and not withdrawn approximately 78% of the outstanding shares of SafeNet common stock.
Shareholders who require assistance tendering their shares should immediately contact Innisfree M&A Incorporated, the Information Agent for the tender offer, at (888) 750-5834 or MacKenzie Partners at (800) 322-2885.
This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of SafeNet’s common stock are only being made pursuant to an offer to purchase and related materials that Stealth Acquisition Corp. has filed with the Securities and Exchange Commission. SafeNet stockholders should read these materials carefully prior to making any decisions with respect to the offer because they contain important information, including the terms and conditions of the offer. SafeNet stockholders may obtain the offer to purchase and related materials with respect to the offer free of charge at the SEC’s website at www.sec.gov, from the information agent named in the tender offer materials or from Stealth Acquisition Corp.
Contacts
Innisfree M&A Incorporated: (888) 750-5834
MacKenzie Partners: (800) 322-2885
David Fishman, Vector Capital: (415) 293-5060